SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2015 1Q Business Report	3

2. Exhibit 99.1 Woori Bank Review Report for 2015 1Q (Consolidated)

3. Exhibit 99.2 Woori Bank Review Report for 2015 1Q (Separate)

Summary of 2015 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card after its spin-off

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of March 31, 2015

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	Korea Deposit Insurance Corporation	1 company
First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	15 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Finance Cambodia (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.85%)
Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.95%)

*	Listed Companies: Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of March 31, 2015	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings

3.	Total Number of Authorized Shares

As of March 31, 2015	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,278,371	676,278,371
Number of treasury shares	3,007,145	3,007,145
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.

4.	Voting Rights

As of March 31, 2015	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,278,371	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,007,145	—
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	—	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	673,271,226	—
	Preferred Shares	—	—

5.	Dividend Information

Items		1Q 2015	2014	2013
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		290,781	1,213,980	(537,688)
Earnings per share (Won)		373	1,621	(704)
Total cash dividends (Millions of Won)		—	336,636	—
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	27.7	—
Cash dividend yield (%)	Common Shares	—	4.6	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	500	—
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

II.	Business Overview

1.	Results of Operations

As of March 31, 2015	(unit: in 100 millions of Won)

Type	1Q 2015	1Q 2014	2014	2013
Operating income	2,973	4,267	8,977	2,396
Non-operating income	1,858	298	1,871	1,753
Non-operating expenses	896	1,158	2,505	1,272
Ordinary profits	3,935	3,407	8,344	2,877
Income from continuing operations before income tax	3,935	3,407	8,344	2,877
Income tax expense from continuing operations	936	798	2,882	351
Income from discontinued operations	0	1,131	6,618	(9,660)
Net income	3,000	3,740	12,080	(7,134)

*	Based on K- IFRS consolidated financial statements
*	1Q 2014 and 2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

2.	Business Performance by Operation

a.	Deposit Services

As of March 31, 2015	(unit: in millions of Won)

Type		1Q 2015	2014	2013
Deposits received in local currency	Demand deposits	7,503,081	11,690,841	10,690,028
	Money trusts	1,284,938	1,236,844	898
	Fixed deposits	163,563,786	146,131,999	140,593,204
	Mutual funds	44,741	53,189	64,959
	CDs	1,742,026	3,297,551	1,144,569
	Other deposits received	808,222	690,908	4,458,862
Deposits received in foreign currencies		15,801,938	13,902,989	12,264,621
Present value discount		(19,766)	(5,143)	(42,309)
Total		190,728,967	188,516,465	175,323,644

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

b.	Loan Services

(a)	Balances of Loans by Type

As of March 31, 2015	(unit: in millions of Won)

Type	1Q 2015	2014	2013
Loans in local currency	172,439,367	167,261,591	156,027,839
Loans in foreign currencies	18,084,879	16,993,065	14,955,260
Guarantee payments	78,914	52,619	54,645
Total	190,603,160	184,307,275	171,037,744

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(b)	Loans by Purpose of Funds

As of March 31, 2015	(unit: in millions of Won)

Type		1Q 2015	2014	2013
Corporate loans	Working capital loans	51,004,631	48,919,570	50,451,576
	Facilities loans	29,906,917	28,475,804	25,435,589
Household loans		50,400,724	50,392,130	50,803,009
Public and other loans	Working capital loans	3,205,248	3,894,210	3,896,531
	Facilities loans	1,757,084	1,767,074	1,809,958
Mortgage loans		35,094,799	32,652,798	22,341,149
Inter-bank loans		1,015,664	1,080,971	1,227,289
Other loans		54,299	79,032	62,738
Total		172,439,367	167,261,591	156,027,839

*	Balance of loans in local currency based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(c)	Loan-to-deposit ratio

(unit: in 100 millions of Won, %)

Type	March 2015	December 2014	December 2013
Loans in local currency	1,704,610	1,684,250	1,562,184
Deposits received in local currency (excluding CDs)	1,688,831	1,728,557	1,574,741
Ratio	99.23	97.13	99.20

*	Loan-to-deposit ratio 2013= Average monthly balance of loans in local currency / Average monthly balance of deposits received in local currency (excluding CDs).
*	Loan-to-deposit ratio 2014 = (Average balance of loans in local currency – Average balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of March 31, 2015	(unit: in millions of Won)

Type	1Q 2015	2014	2013
Confirmed guarantees	9,244,675	9,274,450	9,806,803
Unconfirmed guarantees	5,840,115	6,539,629	7,546,192
Commercial paper purchase commitments and others	2,114,765	2,213,840	5,447,858
Total	17,199,555	18,027,919	22,800,853

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

d.	Securities Investment

As of March 31, 2015	(unit: in millions of Won)

Type	1Q 2015	2014	2013
Securities at fair value through profit or loss	2,518,882	2,428,897	2,612,467
Available-for-sale financial assets	16,726,709	18,810,845	17,085,448
Held-to-maturity financial assets	12,465,266	13,044,448	12,038,820
Investments in associates	675,691	648,436	617,570
Total	32,386,548	34,932,626	32,354,305

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

e.	Trust Business

As of March 31, 2015	(unit: in millions of Won)

Type	1Q 2015		2014		2013
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	22,876,064	11,307	19,551,616	40,748	17,155,494	35,401
Property trust	9,392,879	196	10,355,167	1,066	9,853,775	790
Total	32,268,943	11,503	29,906,783	41,814	27,009,269	36,191

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	1Q 2015			2014			2013
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	162,054,524	1.94	64.96	157,994,039	2.22	66.89	146,162,283	2.51	65.13
	Certificates of deposit	1,130,790	2.10	0.45	1,983,619	2.71	0.84	2,316,413	2.80	1.03
	Borrowings in local currency	6,235,363	2.01	2.50	5,675,238	2.31	2.40	4,696,737	2.28	2.09
	Call money in local currency	1,513,353	1.93	0.61	984,378	2.28	0.42	1,207,035	2.56	0.54
	Others	18,898,591	3.28	7.58	15,925,666	3.69	6.74	15,394,073	4.20	6.86
	Subtotal	189,832,622	2.08	76.10	182,562,940	2.36	77.29	169,776,541	2.66	75.65
Foreign currency funds	Deposits received in foreign currencies	9,755,803	0.42	3.91	7,973,812	0.44	3.38	7,280,806	0.49	3.24
	Borrowings in foreign currencies	7,945,830	0.46	3.19	6,357,072	0.50	2.69	7,477,963	0.66	3.33
	Call money in foreign currencies	979,448	0.68	0.39	1,242,371	0.54	0.53	449,726	0.77	0.20
	Debentures in foreign currencies	5,404,504	2.93	2.17	5,559,305	3.51	2.35	5,252,757	4.01	2.34
	Others	776,349	0.99	0.31	918,010	1.03	0.39	1,231,130	1.47	0.55
	Subtotal	24,861,935	1.01	9.97	22,050,569	1.26	9.34	21,692,382	1.46	9.67
Other	Total capital	17,987,301		7.21	18,225,902		7.72	18,391,558		8.20
	Provisions	758,995		0.30	594,945		0.25	654,036		0.29
	Others	16,017,026		6.42	12,779,094		5.41	13,908,781		6.20
	Subtotal	34,763,322		13.94	31,599,941		13.38	32,954,375		14.68
Total		249,457,878	1.68	100.00	236,213,449	1.94	100.00	224,423,298	2.15	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	1Q 2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	22,876,064	2.36	70.65	19,551,616	2.50	65.18	17,155,494	2.83	63.35
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	22,876,064	2.36	70.65	19,551,616	2.50	65.18	17,155,494	2.83	63.35
Non-cost	Property trusts	9,392,879	—	29.01	10,355,167	—	34.52	9,853,775	—	36.38
	Special reserves	37,989	—	0.12	37,195	—	0.12	37,167	—	0.14
	Other	73,132	—	0.23	50,659	—	0.17	35,487	—	0.13
	Subtotal	9,504,000	—	29.35	10,443,021	—	34.82	9,926,429	—	36.65
Total		32,380,064		100.00	29,994,637		100.00	27,081,923		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	1Q 2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	3,089,912	1.97	1.24	2,670,185	2.37	1.13	2,913,038	2.59	1.30
	Marketable securities in local currency	32,420,325	3.10	13.00	31,496,840	3.40	13.33	30,285,861	3.17	13.50
	Loans in local currency	168,824,253	3.72	67.68	161,296,709	4.18	68.28	149,019,789	4.62	66.40
	Guarantee payments	58,298	0.39	0.02	69,099	4.27	0.03	140,958	3.06	0.06
	Call loans in local currency	1,360,310	1.94	0.55	2,186,891	2.32	0.93	2,037,985	2.62	0.91
	Private placed ponds	317,470	5.51	0.13	470,988	4.12	0.20	595,478	8.00	0.26
	Credit card receivables	—	—	0.00	6		0.00	1,024,468	21.67	0.46
	Other	4,226,686	2.95	1.69	3,967,556	3.50	1.68	3,992,330	3.86	1.78
	Bad debt expense in local currency (-)	(2,599,343)	—	(1.04)	(3,073,009)		(1.30)	(3,202,673)	—	(1.43)
	Subtotal	207,697,910	3.62	83.26	199,085,264	4.06	84.28	186,807,234	4.50	83.24
Funds in foreign currencies	Deposits in foreign currencies	2,410,367	0.30	0.97	2,044,084	0.47	0.87	1,452,047	0.33	0.65
	Marketable securities in foreign currencies	1,217,061	0.36	0.49	1,073,932	0.85	0.45	972,378	2.85	0.43
	Loans in foreign currencies	13,230,605	1.62	5.30	12,364,024	1.71	5.23	12,393,208	2.13	5.52
	Call loans in foreign currencies	1,741,410	0.67	0.70	1,347,232	0.94	0.57	1,688,820	0.76	0.75
	Bills bought	5,635,079	1.50	2.26	5,425,038	1.40	2.30	5,054,080	1.66	2.25
	Other	23,861	5.15	0.01	19,509	6.36	0.01	39,732	7.55	0.02
	Bad debt expense in foreign currencies (-)	(201,223)	—	(0.08)	(239,896)		(0.10)	(300,758)	—	(0.13)
	Subtotal	24,057,160	1.34	9.64	22,033,923	1.46	9.33	21,299,507	1.86	9.49
Other	Cash	1,168,887		0.47	1,076,521		0.46	993,256		0.44
	Property and equipment for business purposes	2,343,109		0.94	2,358,135		1.00	2,367,010		1.06
	Other	14,190,812		5.69	11,659,606		4.94	12,956,291		5.77
	Subtotal	17,702,808		7.10	15,094,262		6.39	16,316,557		7.27
Total		249,457,878	3.14	100.00	236,213,449	3.56	100.00	224,423,298	3.92	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	1Q 2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	19,731	4.10	0.06	24,201	3.61	0.08	43,964	6.77	0.16
	Securities	3,389,462	-9.06	10.47	3,189,405	3.34	10.63	2,813,363	2.11	10.39
	Other	20,151,168	2.29	62.23	17,055,060	3.61	56.86	14,799,716	3.17	54.64
	Reserves for bond ratings (-)	(121)	—	(0.00)	(101)	0.00	0.00	(122)	—	(0.00)
	Present value discount (-)	(503)	—	(0.00)	(663)	0.00	0.00	(959)	—	(0.00)
	Subtotal	23,559,737	0.66	72.76	20,267,903	3.57	67.57	17,655,962	3.01	65.19
Non-profit	Subtotal	8,820,327		27.24	9,726,735		32.43	9,425,961		34.81
Total		32,380,064		100.00	29,994,637		100.00	27,081,923		100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	1Q 2015	2014	2013
Equity capital (A)	200,822	208,577	261,388
Risk weighted assets (B)	1,494,545	1,463,230	2,009,778
Capital adequacy ratio (A/B)	13.44%	14.25%	13.01

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

Liquidity Ratios

(unit: %)

Type		1Q 2015	2014	2013
Liquidity coverage ratio/local currency liquidity ratio (**)		102.62	123.10	120.75
Foreign currency liquidity ratio	Before application of weight of securitization	125.39	130.29	133.55
	After application of weight of securitization	116.49	121.29	125.86
Ratio of business purpose premises and equipment		14.99	14.57	14.73

*	Based on K-IFRS separate financial statements
**	1Q 2015: Liquidity coverage ratio based on K-IFRS consolidated financial statements,

2013 and 2014 : Local currency liquidity ratio based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		1Q 2015	2014	2013
Total loans	Total	1,981,415	1,919,086	1,791,750
	Corporate	1,165,350	1,124,815	1,083,582
	Household	816,065	794,271	708,168
	Credit card	—	—	—
Sub-standard and below loans Sub-standard and below loan ratio	Total	38,498	40,216	53,592
		1.94%	2.10%	2.99%
	Corporate	33,887	35,482	49,054
		2.91%	3.15%	4.53%
	Household	4,611	4,734	4,538
		0.57%	0.60%	0.64%
	Credit card	—	—	—
		—	—	—
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.90%	0.88%	1.14%
		(1.01%)	(1.02%)	(1.41%)
	Based on corporate loans (after seasonal adjustment)	1.25%	1.23%	1.50%
		(1.41%)	(1.48%)	(1.97%)
	Based on household loans (after seasonal adjustment)	0.65%	0.65%	0.90%
		(0.68%)	(0.76%)	(1.10%)
	Based on credit card receivables (after seasonal adjustment)	—	—	—
		—	—	—

*	Based on K-IFRS separate financial statements
*	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	1Q 2015	2014	2013
ASSETS
Cash and cash equivalents	7,121,494	5,962,861	5,477,649
Financial assets at fair value through profit or loss	4,769,225	4,554,180	4,806,197
Available-for-sale financial assets	16,726,709	18,810,845	17,085,448
Held-to-maturity financial assets	12,465,266	13,044,448	12,038,820
Loans and receivables	233,653,680	223,370,135	211,912,373
Investments in joint ventures and associates	675,691	648,436	617,570
Investment properties	383,721	357,550	340,620
Premises and equipment	2,458,870	2,501,102	2,536,441
Intangible assets and goodwill	449,078	295,728	268,926
Assets held for sale	6,763	8,013	587
Current tax assets	8,171	4,845	143,101
Deferred tax assets	214,887	257,858	155,256
Derivative assets	266,737	196,061	131,410
Other assets	235,782	145,157	178,886
Disposal group held for sale	—	—	34,684,805
Disposal group held for distribution to owners	—	—	50,312,293
Total assets	279,436,074	270,157,219	340,690,382
LIABILITIES
Financial liabilities at fair value through profit or loss	3,043,782	2,675,354	2,507,248
Deposits due to customers	190,728,967	188,516,465	175,323,644
Borrowings	19,233,515	17,707,595	18,231,511
Debentures	23,699,421	24,795,904	21,677,674
Provisions	748,185	692,009	684,799
Net defined benefit liability	110,485	75,591	71,602
Current tax liabilities	295,135	298,762	9,980
Deferred tax liabilities	17,111	21,757	49,105
Derivative liabilities	1,064	—	1,785
Other financial liabilities	23,202,566	16,889,687	19,914,947
Other liabilities	339,923	390,670	411,278
Liabilities directly associated with disposal group held for sale	—	—	32,047,626
Liabilities directly associated with disposal group held for distribution to owners	—	—	46,882,414
Total liabilities	261,420,154	252,063,794	317,813,613
EQUITY
Owners’ equity:	17,900,325	17,983,501	17,847,633
Capital stock	3,381,392	3,381,392	4,030,077
Hybrid securities	2,538,823	2,538,823	498,407
Capital surplus	290,955	291,066	176,502
Other equity	(1,583,900)	(2,393,138)	(35,367)
Retained earnings	13,273,055	14,165,358	13,112,690
Equity directly associated with disposal group held for sale	—	—	29,820
Equity directly associated with disposal group held for distribution to owners	—	—	35,504
Non-controlling interests	115,595	109,924	5,029,136
Total equity	18,015,920	18,093,425	22,876,769
Total liabilities and equity	279,436,074	270,157,219	340,690,382
Number of Consolidated Subsidiaries	72	78	173

*	2013 figures are from the FY 2013 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	1Q 2015	1Q 2014	2014	2013
OPERATING INCOME:	297,296	426,709	897,708	239,567
Net interest income	1,136,804	1,088,371	4,493,018	4,492,022
Net fees and commissions income	247,356	234,056	917,015	926,501
Dividend income	53,062	53,355	96,812	87,641
Gain on financial instruments at fair value through profit or loss	37,614	2,151	189,912	123,900
Gain on available-for-sale financial assets	(30,172)	(53,538)	(68,924)	(85,242)
Impairment losses due to credit loss	(299,279)	(55,066)	(1,096,940)	(2,277,260)
General and administrative expenses	(727,007)	(685,195)	(2,958,919)	(2,902,172)
Other net operating income (expenses)	(121,082)	(157,425)	(674,266)	(125,823)
Non-operating income	96,237	(86,048)	(63,313)	48,100
Net income before income tax expense from continuing operations	393,533	340,661	834,395	287,667
Income tax expense from continuing operations	93,582	79,803	288,195	35,096
Net income from continuing operations	299,951	260,858	546,200	252,571
Net income from discontinued operations	—	113,106	661,769	(966,006)
Net income	299,951	373,964	1,207,969	(713,435)
Net income attributable to owners	290,781	322,777	1,213,980	(537,688)
Profit from continuing operations	290,781	222,747	435,289	162,011
Profit from discontinued operations	—	100,030	778,691	(699,699)
Net income attributable to the non-controlling interests	9,170	51,187	(6,011)	(175,747)
Profit from continuing operations	9,170	38,111	110,911	90,560
Profit from discontinued operations	—	13,076	(116,922)	(266,307)
Other comprehensive income (loss), net of tax	(958)	3,641	(107,597)	(110,347)
Items that will not be reclassified to profit or loss	(59,810)	(28,611)	(51,650)	9,217
Items that may be reclassified to profit or loss	58,852	32,252	(55,947)	(119,564)
Total comprehensive income	298,993	377,605	1,100,372	(823,782)
Comprehensive income attributable to the owners	293,378	320,974	1,192,191	(623,695)
Comprehensive income attributable to non-controlling interests	5,615	56,631	(91,819)	(200,087)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	373	391	1,621	(704)
Diluted earnings per common share	373	391	1,621	(704)
Continuing operations
Basic earnings per common share	373	267	536	165
Diluted earnings per common share	373	267	536	165

*	1Q 2014 and 2013 figures are from the 1Q 2014 and FY 2013 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	1Q 2015	2014	2013
ASSETS
Cash and cash equivalents	5,699,186	4,668,916	4,694,201
Financial assets at fair value through profit or loss	3,250,018	3,097,309	3,353,936
Available-for-sale financial assets	15,177,696	17,791,224	16,499,175
Held-to-maturity financial assets	12,403,021	12,989,894	12,016,870
Loans and receivables	221,373,206	210,640,380	201,836,689
Investments in subsidiaries and associates	3,691,494	3,619,036	2,109,453
Investment properties	376,996	350,785	333,693
Premises and equipment	2,315,872	2,348,450	2,353,831
Intangible assets	206,837	43,186	69,994
Assets held for sale	6,763	6,837	587
Current tax assets	367	1,058	134,691
Deferred tax assets	157,367	193,453	—
Derivative assets	266,737	196,061	131,410
Other assets	215,007	124,712	151,636
Total assets	265,140,567	256,071,301	243,686,166
LIABILITIES
Financial liabilities at fair value through profit or loss	3,038,470	2,670,358	2,630,421
Deposits due to customers	183,327,272	181,288,444	169,870,194
Borrowings	17,809,664	16,139,529	16,711,669
Debentures	19,790,214	20,998,041	16,035,967
Provisions	721,802	667,286	641,459
Net defined benefit liability	66,404	43,381	36,577
Current tax liabilities	260,658	261,228	8,552
Deferred tax liabilities	—	—	35,108
Derivative liabilities	1,064	—	1,785
Other financial liabilities	22,175,319	15,857,059	19,162,494
Other liabilities	212,337	289,570	297,895
Total liabilities	247,403,204	238,214,896	225,432,121
EQUITY
Capital stock	3,381,392	3,381,392	2,983,452
Hybrid securities	2,538,823	2,538,823	2,380,797
Capital surplus	269,533	269,533	732,538
Other equity	121,969	(695,522)	143,825
Retained earnings	11,425,646	12,362,179	12,013,433
Total equity	17,737,363	17,856,405	18,254,045
Total liabilities and equity	265,140,567	256,071,301	243,686,166

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	1Q 2015	1Q 2014	2014	2013
OPERATING INCOME:	190,627	421,290	870,894	344,923
Net interest income	978,777	1,009,418	4,090,778	4,190,476
Net fees and commissions income	1,947,862	2,096,090	795,292	789,881
Dividend income	969,085	1,086,672	183,452	83,202
Gain on financial instruments at fair value through profit or loss	214,768	200,272	169,537	148,476
Gain on available-for-sale financial assets	238,545	233,420	(92,379)	(61,525)
Impairment losses due to credit loss	23,777	33,148	(928,492)	(2,084,365)
General and administrative expenses	45,209	48,637	(2,655,157)	(2,551,622)
Other net non operating income (expenses)	26,180	(941)	(692,137)	(169,600)
Non-operating income	124,121	(70,343)	(27,915)	93,627
Net income before income tax expense	314,748	350,947	842,979	438,550
Income tax expense	68,197	51,767	196,681	73,693
Net income from continuing operations	246,551	299,180	646,298	364,857
Net income from discontinued operations	—	—	—	29,476
Net income	246,551	299,180	646,298	394,333
Other comprehensive income (loss), net of tax	10,851	(17,755)	4,887	11,575
Items that will not be reclassified to profit or loss	(58,989)	(28,448)	(58,468)	6,671
Items that may be reclassified to profit or loss	69,840	10,693	63,355	4,904
Total comprehensive income	257,402	281,425	651,185	405,908
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	307	437	842	423
Diluted earnings per common share	307	437	842	405
Continuing operations
Basic earnings per common share	307	437	842	374
Diluted earnings per common share	307	437	842	358

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	1Q 2015	2014	2013
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
1Q 2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		—
		1H review		—
		1Q review		3,778 hours
2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours
2013	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	6,446 hours
		Interim audit (including internal accounting management system)		4,087 hours
		3Q review		3,397 hours
		1H review		3,066 hours
		1Q review		3,066 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1Q 2015	4.03.2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.05.2015	Issuance of GMTN-related comfort letter	1.2015	USD 60,000
2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000
2013	8.30.2013	GMTN update and issuance	9.2013	KRW 146 million
	8.30.2013	Samurai bond update	9.2013	KRW 28 million
	3.31.2013	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.30.2013	Samurai bond-related comfort letter	1.2013	KRW 128 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Director Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Committee for Recommending Outside Director Candidates

(f)	Audit Committee

(As of March 31, 2015)

Name of Committee	Composition	Names of Members

Board of directors management committee	One standing director, Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Sang-Keun Oh (outside director)

Kang-Shik Choi (outside director)

Sungsoo Koh (outside director)

Joon-Ki Kim (non-standing director)

Risk management committee	One standing director, Three outside directors One non-standing director	Dong-Gun Lee (standing director) Han-Gi Jung (outside director) Il-Hwa Hong (outside director) Sang-Keun Oh (outside director) Joon-Ki Kim (non-standing director)

Compensation committee	Five outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Sungsoo Koh (outside director)

Committee for recommending audit committee member candidates	Six outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Sungsoo Koh (outside director)

Committee for recommending outside director candidates	One standing director Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Sang-Keun Oh (outside director)

Kang-Shik Choi (outside director)

Sungsoo Koh (outside director)

Joon-Ki Kim (non-standing director)

Audit Committee	Three outside directors One standing director,	Kang-Shik Choi (outside director) Hesuk Chun (outside director) Sungsoo Koh (outside director) Soo-Kyung Chung (standing director)

2.	Affiliated Companies (as of March 31, 2015)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2015	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation	Largest S/H	Common	345,142,556	51.04	345,142,556	51.04
Total		Common	345,142,556	51.04	345,142,556	51.04
		Others	—	—	—	—

*	Beginning balance : Merger date (November 1, 2014)

-	Changes in the largest shareholder

As of March 31, 2015	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake

b.	Share Ownership of More Than 5%

As of March 31, 2015	(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	345,142,556	51.04
2	National Pension Service	47,318,950	7.00	As of Jan. 13, 2015
3	Employee Stock Ownership Association	26,933,600	3.98

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		November 2014	December 2014	January 2015	February 2015	March 2015
Common Stock	High	13,100	11,150	9,790	9,610	10,100
	Low	10,700	10,000	8,780	8,880	9,140
	Average	11,363	10,564	9,190	9,328	9,489
Monthly Trade Volume	High	15,286,812	4,287,706	3,563,551	4,898,231	5,130,747
	Low	372,064	1,241,367	1,135,707	968,039	663,250
	Monthly Total	39,106,659	50,575,451	44,774,265	33,033,453	56,408,968

*	Source: KRX KOSPI Market
*	Date of new listing of shares : November 19, 2014
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		November 2014	December 2014	January 2015	February 2015	March 2015
ADR	High	30.79	29.90	26.75	26.18	27.38
	Low	28.68	27.05	23.65	23.99	24.5
	Average	29.97	28.45	25.23	25.47	25.74
Won Conversion	High	34,272	33,019	29,404	28,764	31,046
	Low	31,580	29,706	25,797	26,291	27,428
	Average	32,820	31,418	27,476	27,979	28,635
Monthly Trade Volume	High	7,800	19,000	54,800	10,100	28,000
	Low	1,100	400	24	600	600
	Monthly Total	23,000	84,900	105,905	79,600	116,466

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of March 31, 2015

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Kwang-Goo Lee	11,251	December 30, 2016
Deputy President	Registered	Dong-Gun Lee	10,000	December 30, 2015
Standing Member of Audit Committee	Registered	Soo-Kyung Chung	—	December 30, 2016
Outside Director	Registered	Il-Hwa Hong	—	Note 1)
Outside Director	Registered	Hesuk Chun	—
Outside Director	Registered	Han-Gi Jung	—
Outside Director	Registered	Sang-Keun Oh	—
Outside Director	Registered	Kang-Shik Choi
Outside Director	Registered	Sungsoo Koh	—
Non-standing Director	Registered	Joon-Ki Kim	—
Executive Vice President	Non-Registered	Seung-Gyu Kim	10,000	October 31, 2015
Executive Vice President	Non-Registered	Ki-Hyung Kwon	10,000	December 9, 2015
Executive Vice President	Non-Registered	Ki-Myoung Nam	—	December 9, 2015
Executive Vice President	Non-Registered	Won-Jai Jeong	15,000	June 13, 2015
Executive Vice President	Non-Registered	Woo Seok Chae	15,000	September 3, 2015
Executive Vice President	Non-Registered	Ki-Suk Park	13,258	December 8, 2015
Executive Vice President	Non-Registered	Ok-Joung Kim	10,000	December 8, 2015
Executive Vice President	Non-Registered	Jum-Seung Yoo	10,000	June 13, 2015
Executive Vice President	Non-Registered	Jong-Won Kim	8,500	December 8, 2015
Executive Vice President	Non-Registered	Tae-Seung Sohn	12,296	March 19, 2016
Executive Vice President	Non-Registered	Dong-Bin Lee	10,000	March 19, 2016

Note 1) End of Term

- Date of the 2016 annual general meeting of shareholders : Sang-Keun Oh, Kang-Shik Choi

- Date of the 2017 annual general meeting of shareholders : Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Sungsoo Koh, Joon-Ki Kim

2.	Employee Status

As of March 31, 2015	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	15,248	386	—	15,634	16.0	374,658	24

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of March 31, 2015	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	2	161	80
Outside Directors	4	31	8
Audit Committee Members	6	104	17

*	There is no compensation paid to the non-standing director from the KDIC and has been exclude from the number of persons
*	Number of persons : includes the number of outside directors and audit committee members that resigned in 2015 (as of March 31, 2015, there are two registered directors, three outside directors and four members of the Audit Committee/auditors)
*	Total compensation : accumulated amount paid from January to March of 2015

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of March 31, 2015	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	3.5.2015	8.28.2015
	Loans	500,000	8.29.2014	8.28.2015
	Bonds	670,000	9.29.2010, etc.	1.22.2018, etc.
	Bonds	40,000	4.29.2014, etc.	7.8.2017, etc.
Woori Investment Bank	Loans	10,000	7.3.2014	6.30.2015
Woori Card	Loans	250,000	3.3.2015	3.3.2016
Woori P&S	Loans	13,834	3.7.2011	3.8.2021
	Loans	3,000	6.13.2014	6.15.2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: May 15, 2015	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President